FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April , 2009

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ SHMA DUMOULIN By SHMA DUMOULIN SECRETARY

Date: 1 May, 2009

                                               EXHIBIT INDEX
                                               -------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 1 May 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:     Stock Exchange Announcement dated 2 April 2009 entitled ‘Unilever Completes Tigi Acquisitions’

Exhibit 2:     Stock Exchange Announcement dated 23 April 2009 entitled ‘Notice of Results’

Exhibit 3:     Stock Exchange Announcement dated 29 April 2009 entitled ‘U nilever acquires leading Russian sauces business Baltimor’

Exhibit 1:

UNILEVER COMPLETES TIGI ACQUISITION

Unilever today confirmed that, further to its announcement on 26 January 2009, it has obtained the required regulatory clearances and has completed the acquisition of the TIGI hair care product business and Advanced Education Academies.

---ends---

2nd April, 2009

About Unilever

Unilever’s mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world’s leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world’s best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as Knorr, Hellmann’s, Lipton, Flora, Dove, Lux, Pond's, Sure, Persil and Domestos.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of €40 billion in 2008. For more information about Unilever and its brands, please visit www.unilever.com

www.tigihaircare.com

Exhibit 2:

ANNOUNCEMENT OF UNILEVER RESULTS
FIRST QUARTER 2009

 An announcement by the Directors of Unilever of the results for the first quarter of 2009 will be made at 07.00 hours (08.00 hours CET) on Thursday 7 May 2009.

Exhibit 3:

UNILEVER ACQUIRES LEADING RUSSIAN SAUCES BUSINESS BALTIMOR

April 29, 2009, Unilever today announced its intention to acquire Baltimor Holding ZAO’s sauces business, the leading ketchup business in Russia. The acquisition will further strengthen Unilever’s existing dressings portfolio and competitive position in Russia, one of its priority countries.

The acquisition, which follows Unilever’s purchase of Russia’s leading ice cream business, Inmarko in 2008 and its commitment to build a state-of-the-art food production facility in Tula, further consolidates the position of Unilever’s business in Russia.

Vindi Banga, Unilever’s President of Foods and Home & Personal Care, said: “Russia is a key market for Unilever, and we believe that the acquisition of Baltimor, which is already a strong ketchup brand in the region, will strengthen our position further. Our world-class research and development expertise and knowledge of the foods business coupled with Baltimor’s local strengths, can significantly enhance our position in the Russian ketchup and dressings market.”

The acquisition includes ketchup, mayonnaise and tomato paste business under the Baltimor, Pomo d’ Oro and Vostochniy Gourmand brands – accounting for annual turnover of around €70 million – and a production facility at Kolpino, near St. Petersburg. It excludes Baltimor’s branded vegetables, condiment, preserve and juices business and production facilities at Krasnodar and Khabarovsk.

The acquisition consideration is made on a cash and debt free basis and is not material to Unilever overall. The transaction is subject to regulatory approval.

Notes to Editors
Baltimor

•

Baltimor Holding was founded in 1995 in St. Petersburg and over the last 13 years it has become the number 1 ketchup manufacturer in Russia. Today, the company has 3 manufacturing and production sites located in Kolpino near St Petersburg, Krasnodar, and Khabarovsk.

•

The company’s brand portfolio includes: Baltimor ketchup, mayonnaise, tomato paste and other vegetable condiments and preserves, 8 Ovoschey vegetable juices and nectars, Makosh ' juices, compotes, frozen fruit and berries, Pomo d'Oro ketchup and Vostochniy Gourmand ketchup .

The production unit will complement the existing Unilever network of factories in Moscow, Novosibirsk, Omsk, Tula, and St Petersburg itself, to supply products primarily for the Russian market.

Unilever

Unilever’s mission is to add vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is one of the world’s leading suppliers of fast moving consumer goods with strong local roots in more than 100 countries across the globe. Its portfolio includes some of the world’s best known and most loved brands including thirteen €1 billion brands and global leadership in many categories in which the company operates. The portfolio features brand icons such as: Knorr, Hellmann’s, Lipton, Dove, Axe and Cif.

Unilever has around 174,000 employees in approaching 100 countries and generated annual sales of over €40.5 billion in 2008. For more information about Unilever and its brands, please visit www.unilever.com .

Unilever Russia

Unilever has operated in Russia since 1992 and has 7 manufacturing and production sites: Moscow (spreads and crème bonjour), St. Petersburg (home care, personal care and tea), Tula (dressings, savory, food ingredients) and ice cream production plants in Tula, Novosibirsk and Omsk and more than 160 representative offices across the country.
The company’s brand portfolio in Russia includes: Beseda, Becel, Brooke Bond, Calvé, Hellmann's, Knorr, and Lipton , together with Axe, Cif, Clear, Domestos, Dove, Rexona, Sunsilk and Timotei . With the acquisition of Inmarko, the leading Russian ice cream producer, in 2008 company’s portfolio also now includes the Ekzo, Magnat, San-Cremo, Torzestvo ice cream brands, amongst others.

Unilever has invested close to $1 billion in its business in Russia and now employs more than 6,500 people across the country.

Safe Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.